UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 28, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AgeX Therapeutics, Inc.

File No. 001-38519 - CF#36516

AgeX Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on June 8, 2018, as amended.

Based on representations by AgeX Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through August 30, 2023
Exhibit 10.6	through July 18, 2023
Exhibit 10.7	through July 18, 2023
Exhibit 10.9	through July 18, 2023
Exhibit 10.11	through July 18, 2023
Exhibit 10.17	through July 18, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary